Form 10-K, Exhibit 13
period 2000-09-30
GENEVA STEEL HOLDINGS CORP
filed 2001-02-27
CIK 1128709

                                                                      EXHIBIT 13

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                             SELECTED FINANCIAL DATA
            (Dollars in thousands, except per share and per ton data)

                                             2000         1999           1998           1997        1996
                                          ---------     ---------      ---------      ---------   --------
OPERATING STATISTICS
Net sales                                 $ 564,233     $ 314,726      $ 720,453      $726,669    $712,657
Gross margin                                  3,782      (107,086)        61,321        60,691      50,350
Income (loss) from operations                (9,916)     (128,902)        21,394        38,204      25,729
Net loss                                     (8,971)     (185,107)       (18,943)       (1,268)     (7,238)
Net loss applicable to common shares         (9,727)     (189,936)       (30,715)      (11,608)    (16,327)
Diluted net loss per common share              (.58)       (11.33)         (1.90)         (.74)      (1.07)

BALANCE SHEET STATISTICS
Cash                                      $     --      $     --       $     --       $    --     $    597
Working capital                               2,276        (8,567)      (298,416)       67,063      71,065
Current ratio                                  1.02           .91            .39          1.66        1.64
Net property, plant and equipment           343,227       373,017        411,174       458,315     454,523
Total assets                                483,790       474,716        605,165       646,070     657,386
Long-term debt                                  --            --             --        399,906     388,431
Redeemable preferred stock                   56,757        56,001         56,917        56,169      55,437
Stockholders' equity (deficit)             (143,707)     (133,979)        53,208        82,603      92,827
Long-term debt as a percentage
   of stockholders' equity                      --            --             --            484%        418%

ADDITIONAL STATISTICS
Operating income (loss) per ton shipped   $   (5.19)    $ (117.15)     $   10.68      $  17.90    $  12.00
Capital expenditures (1)                     13,005         8,025         10,893        47,724      26,378
Depreciation and amortization                43,295        50,625         44,182        44,959      44,415
Cash flows from operating activities        (25,155)        8,095         25,847        32,070     (19,520)
Cash flows from investing activities         (2,907)       (3,341)       (10,859)      (46,465)    (37,526)
Cash flows from financing activities         28,062        (4,754)       (14,988)       13,798      44,835
Raw steel production (tons in thousands)      2,084         1,101          2,390         2,460       2,428
Steel products shipped (tons in thousands)    1,912         1,100          2,003         2,135       2,145

----------
(1) Capital expenditures for the year ended September 30, 1998 included an offset of $12.5 million relating to an insurance claim settlement. Absent the offset, capital expenditures were approximately $23.4 million for the year ended September 30, 1998.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                       SELECTED FINANCIAL DATA (continued)


PRICE RANGE OF COMMON STOCK

On completion of the reorganization plan, the common stock of Geneva Steel Holdings Corp. (successor entity to the Company) was approved for listing on the NASDAQ SmallCap(TM) System. Trading opened on January 4, 2001. The last reported price for the stock on January 9, 2001 was $4.00 as reported by NASDAQ. As of January 3, 2001 the Company had 6,760,659 shares of common stock outstanding, held by approximately 660 stockholders of record.

Prior to the bankruptcy filing, the Class A common stock of the Company was traded on the NYSE and the Pacific Exchange. Subsequently, the stock was traded on the over-the-counter Bulletin Board maintained by the National Association of Securities Dealers.

The following table sets forth, for the periods indicated, the high and low sales prices for the Class A common stock of the Company. Prices for the first two quarters of fiscal year 1999 were as reported on the NYSE Composite Tape. Prices for the last two quarters of fiscal year 1999 and fiscal year 2000 reflect Bulletin Board quotations. Such quotations reflect interdealer prices, without retail markup, markdown, commissions or other adjustments and may not necessarily represent actual transactions. During the Company's Chapter 11 bankruptcy proceedings, the market for the Class A common stock was limited and the quotations reported may not be indicative of prices that could be obtained in actual transactions. The Company makes no representation as to how reflective Internet stock quotes are of actual trading values. Under the plan of reorganization of the Company, all interests represented by the Class A common stock were extinguished.

Fiscal Year Ended September 30, 1999                       HIGH            LOW
  First Quarter ended December 31                      $ 1 5/16        $ 15/32
  Second Quarter ended March 31                            5/8            7/16
  Third Quarter ended June 30                              5/8            3/16
  Fourth Quarter ended September 30                       13/32           7/32

Fiscal Year Ended September 30, 2000                       HIGH            LOW
  First Quarter ended December 31                      $  13/32        $  3/16
  Second Quarter ended March 31                               1          13/64
  Third Quarter ended June 30                             17/32           1/4
  Fourth Quarter ended September 30                       11/32           1/32

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Foreign competition is a significant factor in the steel industry and has adversely affected product prices in the U.S. and tonnage sold by domestic producers. The intensity of foreign competition is significantly affected by fluctuations in the value of the U.S. dollar against other currencies, the level of demand for steel in the U.S. economy relative to steel demand in foreign economies, the effect of trade cases, and world economic conditions generally. The U.S. is one of the most open steel markets in the world, and even the existing minimal customs duties on steel products will be eliminated by January 1, 2004. Most foreign markets are less open than the U.S. market, allowing foreign producers to maintain higher prices in their own markets while dumping excess production at lower prices into the U.S. market. In addition, certain foreign steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced in part by political and social policy considerations as well as by prevailing market conditions and profit opportunities. The Company competes in all its product lines against foreign producers located throughout the world.

Historically, foreign steel producers have often engaged in extremely aggressive, and often illegal, pricing policies. Foreign dumping and subsidies have been chronic problems in the U.S. steel industry, resulting in numerous rounds of trade cases.

In 1993, antidumping orders were imposed against carbon steel plate from Taiwan and cut-to-length carbon steel plate from Belgium, Brazil, Canada, Finland, Germany, Mexico, Poland, Romania, Spain, Sweden, and the United Kingdom. These cases recently underwent full sunset reviews at the U.S. International Trade Commission (ITC), and in November 2000, the ITC continued all cases except Canada for an additional five years.

In 1996, actions by steel producers in Russia, Ukraine, South Africa and China prompted the Company and another domestic producer to file anti-dumping actions with the U.S. Department of Commerce (DOC) and the ITC against those nations. Those actions charged that steel plate was being dumped into the U.S. market. In December 1997, those cases successfully resulted in suspension agreements on steel plate imported into the U.S. from certain of those countries, which reduced imports from those countries by approximately 70% and imposed minimum price floors. These agreements will remain in effect until 2002 when they will be subject to sunset review.

On September 30, 1998, the Company and eleven other domestic steel producers filed anti-dumping actions against hot-rolled coiled steel imports from Russia, Japan and Brazil. The group also filed a subsidy (countervailing duty) case against Brazil. All cases described in this paragraph are referred to as the "Coiled Product Cases."

In April 1999, the DOC issued a final determination that imports of hot-rolled coiled sheet from Japan were dumped at margins ranging from 17% to 65%. In June 1999, the ITC reached a unanimous 6-0 final determination that imports of hot-rolled sheet from Japan caused injury to the U.S. industry. As a result, an antidumping order was issued against imports from Japan that will last for a minimum duration of five years. During that time, the amount of antidumping duties due from U.S. importers of such products can vary based upon the results of annual administrative reviews. The Company believes that the imposition of these antidumping duties will substantially eliminate hot-rolled sheet imports from Japan, which totaled 2.7 million tons in 1998.

In July 1999, the DOC simultaneously issued both suspension agreements and final antidumping duty determinations as to imports of hot-rolled sheet from Brazil and Russia, and a suspension agreement and final countervailing duty determination as to imports of hot-rolled sheet from Brazil. Suspension agreements generally impose price and/or quantity restrictions on imports from the subject country for the purpose of removing the injurious impact of dumping and/or subsidies. These agreements are entered in lieu of potentially imposing antidumping or countervailing duties. If a suspension agreement is violated, final antidumping or countervailing duties supported by a final affirmative injury determination are immediately imposed.

The Brazilian countervailing duty suspension agreement provides for a quantitative limitation of no more than 290,000 metric tons annually of hot-rolled sheet from Brazil, and the Brazilian antidumping suspension agreement provides that Brazilian hot-rolled sheet can be sold at prices no lower during the five-year period than a reference price of $327 a metric ton, ex-dock duty paid, in the U.S. market. Because the reference price was above then current domestic prices, the agreement provided that this price would increase as domestic prices increased above $344 per metric ton. Given that the agreement protected the U.S. industry from the devaluation of the Brazilian currency during the five years of the agreement, the Company and certain other petitioners supported the suspension agreement. Also, the DOC announced countervailing duties of approximately 7% and antidumping duties of approximately 40% as to imports from Brazil. The ITC made a final affirmative injury determination in August 1999. Therefore, if Brazilian producers violate the suspension agreements, these duty amounts would be immediately imposed.

The suspension agreement on hot-rolled sheet from Russia provided for no shipments for the remainder of 1999, 325,000 metric tons for 2000, 500,000 metric tons for 2001, 675,000 metric tons for 2002, and 725,000 metric tons for 2003. It also set a minimum export price of $255 per metric ton F.O.B. Russia, which is subject to quarterly changes based on a formula relating to other import prices. All petitioners objected to the Russian suspension agreement because it permitted the continued importation of dumped steel from Russia. However, the quantitative restrictions represent a significant decrease from the
3.8 million tons of hot-rolled sheet imports from Russia in 1998. In addition to the hot-rolled sheet suspension agreement, the DOC also entered into a general steel trade agreement with Russia, which provides for reductions in imports of other flat-rolled steel products. Simultaneously with the announcement of these agreements, the DOC announced final antidumping duties ranging from 57% to 157%, and the ITC made a final affirmative injury determination in August 1999. Therefore, if the hot-rolled sheet suspension agreement with Russia is violated during the next five years, these duty amounts would be immediately imposed.

The Coiled Product Cases have benefitted the Company and the domestic steel industry. This benefit was, however, significantly thwarted by other countries that have substantially increased exports to the U.S. market. These increased imports into the U.S. adversely affected hot-rolled sheet prices and order volumes and have resulted in the recent filing of additional hot-rolled sheet cases as discussed below.

On February 22, 1999, five domestic steel producers filed anti-dumping actions against cut-to-length plate imports from the Czech Republic, France, India, Indonesia, Italy, Macedonia, Japan and South Korea. Also, countervailing duty cases were filed against France, India, Indonesia, Italy, Macedonia and South Korea. All cases described in this paragraph are referred to as the "Cut-to-length Plate Cases." In April 1999, the ITC made a unanimous affirmative preliminary injury determination with respect to all the respondent countries except the Czech Republic and Macedonia, which were dismissed from the cases. The DOC issued final margin determinations on December 13, 1999, ranging from 0% to 72%. On January 19, 2000, the ITC issued a final affirmative injury determination. Consequently, antidumping duties have been imposed. The imposition of antidumping and countervailing duties has significantly reduced imports from these six countries.

On June 30, 1999, the Company and seven other petitioners filed for Section 201 relief from welded line pipe imports, referred to as the Section 201 Case. Unlike conventional antidumping and countervailing duty cases, the relief granted in a Section 201 case can apply to imports from all sources, rather than only against countries named as respondents. In order for relief to be granted, the ITC must make an affirmative injury determination, after which a remedy is recommended by the ITC to the President. The President has the discretion to accept the ITC's recommendation or take other action, if any. The ITC made an affirmative injury determination by a margin of 5-1, and a remedy hearing was held on November 10, 1999. The ITC subsequently recommended to the President that imports be reduced by approximately 45% from 1998 levels. President Clinton, effective March 1, 2000, instead adopted a remedy that provides that imports to the U.S. of the subject product from any country (except Mexico and Canada) in excess of 9,000 tons in any year will be subject to duties of 19%, 15%, and 11%, for the years 2000, 2001 and 2002, respectively. Since the imposition of relief, imports in 2000 have been approximately 50% of 1998 levels. The 201 relief has benefitted the Company allowing it to increase production and margins on line pipe sales.

On November 13, 2000, several U.S. steel producers filed antidumping cases against imports of hot-rolled sheet (which includes coiled plate) from eleven countries: Argentina, China, India, Indonesia, Kazakhstan, Netherlands, Romania, South Africa, Taiwan, Thailand and Ukraine. Countervailing duty (subsidy) cases were also filed against imports from

Argentina, India, Indonesia, South Africa and Thailand. The International Trade Commission made unanimous affirmative preliminary determinations of a reasonable indication of injury on December 28, 2000. Petitioners intend to file critical circumstance allegations if imports from the respondent counties surge, which could result in the imposition of duties as early as January 2001. The Company expects that these cases will ultimately have a significant beneficial effect on the market, although there can be no assurance as to the outcome or effect.

The Company continues to monitor imports and may file additional trade cases or take other trade action in the future. Existing trade laws and regulations may, however, be inadequate to prevent the adverse impact of dumped and/or subsidized steel imports. Moreover, the preparation and prosecution of trade cases requires several months during which the Company and other domestic producers must continue to suffer the adverse impact of unfairly traded imports. There is no guarantee that domestic markets will not in the future be flooded illegally with foreign imports of products in competition with the Company's products. While the Company intends to oppose all such imports vigorously, there is no guarantee that it will be successful. Consequently, such imports could pose continuing problems for the domestic steel industry and the Company.

On February 1, 1999, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, Central Division (the "Bankruptcy Court"). The filing was made necessary by a lack of sufficient liquidity. Beginning in fiscal year 1998, the Company's operating results were severely affected by, among other things, a dramatic surge in steel imports. As a consequence of record-high levels of low-priced steel imports and the resultant deteriorating market conditions, the Company's overall price realization and shipments declined precipitously. Decreased liquidity made it impossible for the Company to service its debt and fund ongoing operations. Therefore, the Company sought protection under Chapter 11 of the Bankruptcy Code. Prior to the bankruptcy filing, the Company did not make a $9 million interest payment due January 15, 1999 under the terms of the Company's 9 1/2% senior notes due 2004. The bankruptcy code prohibited the Company from making payments on unsecured, pre-petition debt, including the 9 1/2% senior notes due 2004 and the 11 1/8% senior notes due 2001 (collectively, the "Senior Notes"). While in Chapter 11 bankruptcy, the Company remained in possession of its properties and assets and continued to manage its businesses as a debtor-in-possession, subject to the supervision of the Bankruptcy Court. The Company had a $125 million debtor-in-possession credit facility in place (See Liquidity and Capital Resources).

As of February 1, 1999, the Company discontinued accruing interest on the Senior Notes and dividends on its redeemable preferred stock. Contractual interest on the Senior Notes for both the years ended September 30, 2000 and 1999 was $33.1 million, which is $33.1 million and $22.0 million, respectively, in excess of recorded interest expense included in the Company's financial statements. Contractual dividends on the redeemable preferred stock as of September 30, 2000 were approximately $51.0 million and $36.9 million, respectively, which are $22.5 million and $8.4 million, respectively, in excess of dividends accrued in the Company's balance sheet.

Pursuant to the provisions of the Bankruptcy Code, all actions to collect upon any of the Company's liabilities as of the petition date or to enforce pre-petition contractual obligations were automatically stayed. Absent approval from the Bankruptcy Court, the Company was prohibited from paying pre-petition obligations. The Bankruptcy Court approved payment of certain pre-petition obligations such as employee wages and benefits and customer claims and rebates. Additionally, the Bankruptcy Court approved the retention of various legal, financial and other professionals. As a debtor-in-possession, the Company had the right, subject to Bankruptcy Court approval and certain other conditions, to assume or reject any pre-petition executory contracts and unexpired leases. Parties affected by such rejections had the right to file pre-petition claims with the Bankruptcy Court.

On July 20, 2000, the Company and the Official Committee of Bondholders in the Company's Chapter 11 case filed a proposed plan of reorganization (the "Plan") and disclosure statement with the Bankruptcy Court. On December 8, 2000, the Bankruptcy Court entered an order confirming the Plan, as amended and modified (the "Confirmation Order"). The Plan was consummated on January 3, 2001, together with the closing of the post-bankruptcy credit facilities. Implementation of the Plan significantly reduced the Company's debt burden and provided additional liquidity in the form of a $110 million term loan that is eighty-five percent guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999, and a $125 million revolving line of credit.

Under the terms of the Plan, the Company changed its state of domicile from Utah to Delaware, changed its form of organization from a corporation to a limited liability company, and became a wholly-owned subsidiary of Geneva Steel Holdings Corp. The Company transferred certain real property not used in the steel mill operations to Williams Farm Property, LLC and its iron ore mines located in southern Utah to Iron Ore Mines, LLC, both of which are also wholly-owned subsidiaries of Geneva Steel Holdings Corp. The Company also transferred ownership of Vineyard Iron Company and Vineyard Management Company to Geneva Steel Holdings Corp., which made those entities wholly-owned subsidiaries of Geneva Steel Holdings Corp.

Under the terms of the Plan approved by the Bankruptcy Court, all rights with respect to the previous outstanding common and preferred stock of the Company were terminated. Shares of common stock of Geneva Steel Holdings Corp. were issued to the holders of unsecured claims, which primarily consisted of holders of an aggregate $340.6 million of Senior Notes, including unpaid interest accrued prior to the bankruptcy, and approximately $47 million of general unsecured debt, which includes disputed claims. Creditors who were owed $5,000 or less will receive a cash payment equal to 40% of their claim, and trade creditors who were owed in excess of $5,000 could elect to receive $2,000, rather than shares of common stock in Geneva Steel Holdings Corp. Secured creditors of the Company will be paid in full with the proceeds of the term loan.

Under the terms of an employee retention program approved by the Bankruptcy Court, the executive officers and a manager of the Company received options to purchase an aggregate of 5% of the shares of common stock of Geneva Steel Holdings Corp. on a fully diluted basis.

The Plan also provides each holder of unsecured debt a right to participate in a $25 million preferred stock rights offering by Geneva Steel Holdings Corp. In the event that prebankruptcy holders of unsecured debt do not purchase all of the new preferred stock, Geneva Steel Holdings Corp. will not receive the full $25 million sought. Consequently, there can be no assurance that any of the $25 million capital infusion sought by the Plan will be available. The Company previously entered into two standby purchase agreements for the purchase of up to $25 million of the new preferred stock. The standby purchaser that would have purchased up to $10 million of the preferred stock funded a portion of the $110 million term loan and was released from its standby purchase agreement. The other standby purchaser has taken the position that for a number of reasons, including the assertion of a material adverse change, it is no longer bound by its standby commitment to purchase up to $15 million of the preferred stock and has filed a lawsuit seeking a declaratory judgment that it is no longer bound. The Company disputes this position.

Although the Chapter 11 bankruptcy procedures and significant recurring net losses raised substantial doubt about the Company's ability to continue as a going concern, the Company's financial statements have been prepared on a going concern basis. This basis contemplates the continuation of operations, realization of assets, and discharge of liabilities in the ordinary course of business. The financial statements also present the assets of the Company at historical cost and reflect the intention that they will be realized as a going concern and in the normal course of business. The implementation of the Plan will materially change certain amounts currently disclosed in the Company's financial statements. As of September 30, 2000 and 1999, pre-petition claims are carried at face value in the financial statements. The financial statements do not present the amounts which will ultimately be assigned to assets and amounts paid to settle liabilities and contingencies in accordance with the Plan.

Results of Operations

The following table sets forth the percentage relationship of certain cost and expense items to net sales for the years indicated:


                                                                          Year Ended September 30,
                                                                     ----------------------------------
                                                                      2000           1999         1998
                                                                     -----          -----        -----
Net sales                                                            100.0%         100.0%       100.0%
Cost of sales                                                         99.3          134.0         91.5
                                                                     -----          -----        -----
Gross margin                                                           0.7          (34.0)         8.5

Selling, general and administrative expenses                           2.5            6.9          3.0
Write-down of impaired assets                                           --             --          2.5
                                                                     -----          -----        -----

Income (loss) from operations                                         (1.8)         (40.9)         3.0

Other income (expense):
    Interest and other income                                          0.1            0.3           --
    Interest expense                                                  (1.1)          (6.2)        (5.9)
    Gain on sale of assets                                             1.7            1.5           --
                                                                     -----          -----        -----

Loss before reorganization items and benefit for income taxes         (1.1)         (45.3)        (2.9)

Reorganization items                                                   0.5           13.5           --
                                                                     -----          -----        -----

Loss before benefit for income taxes                                  (1.6)         (58.8)        (2.9)
Benefit for income taxes                                                --             --         (0.3)
                                                                     -----          -----        -----

Net loss                                                              (1.6)%        (58.8)%       (2.6)%
                                                                     =====          =====        =====

The following table sets forth the product sales mix (including secondary products) in tons shipped for the fiscal years indicated (tons in thousands):

                                                                          Year Ended September 30,
                                                                     ----------------------------------
                                                                      2000           1999         1998
                                                                     -----          -----        -----
Cut-to-Length Plate                                                    568            591        1,189
Sheet                                                                  992            306          425
Pipe                                                                   160             94          178
Slab                                                                   192            109          211
                                                                     -----          -----        -----

                                                                     1,912          1,100        2,003
                                                                     =====          =====        =====

Fiscal Year Ended September 30, 2000 Compared with Fiscal Year Ended September 30, 1999

Net sales increased 79.3% primarily due to increased shipments of approximately 811,700 tons and higher average selling prices for the year ended September 30, 2000 as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of sheet, plate, pipe and slab products increased by 12.5%, 2.7%, 12.5% and 20.2%, respectively, in the year ended September 30, 2000 as compared to the previous fiscal year. Shipped tonnage of sheet, pipe and slab products increased approximately 685,300 tons or 223.7%, 66,900 tons or 71.5% and 82,100 tons or 75.0%, respectively, while shipped tonnage of plate products decreased approximately 22,600 tons or 3.8% between the two years. The changes in price, volume and product mix were primarily the result of significantly improved market conditions. As a result of various trade cases, as well as improved steel markets in several foreign economies, market conditions for the Company's products significantly improved in the year ended September 30, 2000 as compared to the previous fiscal year, although well below levels existing prior to the influx of imports. Average price realization increased despite a product mix shift to lower-priced sheet.

The Company expects in the near term that both volume and pricing will continue to decline below fiscal year 2000 fourth quarter levels. Steel imports into the U.S. and domestic steel inventory levels have been relatively high and are adversely affecting the Company's order entry and pricing. Additionally, new plate production capacity is being added in the domestic market. As a result of the increased supply of imports and other market conditions, the Company expects that its overall price realization and shipments will decrease significantly in the first two quarters of fiscal 2001 and negatively impact the financial performance of the Company during the quarters and potentially beyond that period. Given the recent filing of additional trade cases with respect to coiled sheet and plate, the Company expects the market for those products will improve during fiscal year 2000, although there can be no assurance that such will be the case. As of December 31, 2000, the Company had estimated total orders on hand of approximately 52,000 tons compared to approximately 166,800 tons as of December 31, 1999.

Domestic competition remains intense and imported steel continues to adversely affect the market. The Company sells substantially all of its products in the spot market at prevailing market prices. The Company believes its percentage of such sales is higher than that of most other domestic integrated producers. Consequently, the Company may be affected by price increases or decreases more quickly than many of its competitors. The Company intends to react to price increases or decreases in the market as required by competitive conditions.

Cost of sales includes raw materials, labor costs, energy costs, depreciation and other operating and support costs associated with the production process. The Company's cost of sales, as a percentage of net sales, decreased to 99.3% for the year ended September 30, 2000, as compared to 134.0% for the previous fiscal year. The overall average cost of sales per ton shipped decreased approximately $90 per ton between the two years, primarily as a result of production efficiencies associated with returning to a two-blast furnace operating level and a shift in product mix to lower-cost coiled products, offset in part by significantly higher natural gas costs. Operating costs per ton decreased as production volume increased in part because fixed costs were allocated over more tons.

As a result of weaker market conditions, as discussed above, the Company has been operating two blast furnaces at a reduced pace. The Company expects that order entry will remain at relatively low levels in the near term. Consequently, the Company intends to idle one blast furnace temporarily during which time repairs will be made which will significantly defer its next reline. During its fourth fiscal quarter and continuing into fiscal year 2001, natural gas prices have significantly increased. The lower production volumes and higher natural gas costs are having an adverse impact on the Company's results of operations.

The Company's union contract expires on April 30, 2001. In late 1999, the Company participated in informal discussions with the union regarding a possible extension of the union contract, but was unable to reach agreement on terms and conditions for such an extension. Several issues could not be resolved at that time in a manner acceptable to the parties. The Company intends to commence formal discussions with the union in advance of the current expiration date of the union contract. There can be no assurance, however, that a new labor agreement satisfactory to the Company can be reached. The Company's operations and future profitability will be adversely affected to the extent that it is unable to reach a new labor agreement with the union on terms and conditions satisfactory to the Company.

Depreciation costs included in cost of sales decreased approximately $2.1 million for the year ended September 30, 2000, compared with the same period in the previous fiscal year. This decrease was due to a slightly lower asset base.

Selling, general and administrative expenses for the year ended September 30, 2000 decreased approximately $8.1 million as compared to the same period in the previous fiscal year. These lower expenses were due primarily to a higher than usual provision for the allowance for doubtful accounts of approximately $4.0 million expensed during the year ended September 30, 1999. In addition, cost savings related to staff and support personnel reductions reduced expenses during the current period.

Interest expense decreased approximately $13.2 million during the year ended September 30, 2000 as compared to the previous fiscal year. As of February 1, 1999, the Company discontinued accruing interest on the Senior Notes. Interest expense on the Senior Notes of approximately $11.1 million was included in the year ended September 30, 1999, which reflected accrued interest prior to February 1, 1999. In addition, lower average borrowings outstanding under the Company's revolving credit facility in the year ended September 30, 2000 reduced interest expense by approximately $2.1 million as compared to the previous fiscal year.

During the years ended September 30, 2000 and 1999, the Company recorded approximately $4.6 million and $6.0 million, respectively, in professional fees and expenses related to its Chapter 11 reorganization efforts. These include the professional fees and expenses of the two official committees established in the bankruptcy proceeding. These expenses have been included in the reorganization item in the statements of operations.

The Company will adopt, as of the effective date of the Plan, fresh-start accounting. Under fresh-start accounting, the reorganization fair value of the Company is allocated to the entity's assets, the Company's accumulated deficit is eliminated, and the equity in the new company is issued according to the Plan. As a result of adopting fresh-start accounting and emerging from Chapter 11 status, the Company's financial statements will not be comparable with those prepared before the Plan was consummated, including the September 30, 2000 financial statements.

Fiscal Year Ended September 30, 1999 Compared
With Fiscal Year Ended September 30, 1998

Net sales decreased 56.3% primarily due to decreased shipments of approximately 902,900 tons and significantly lower average selling prices for the year ended September 30, 1999, as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of plate, pipe, sheet and slab products decreased by 20.8%, 17.6%, 18.9% and 23.7%, respectively, in the year ended September 30, 1999, compared to the previous fiscal year. Shipped tonnage of plate, pipe, sheet and slab products decreased approximately 598,900 tons or 50.3%, 84,300 tons or 47.4%, 118,600 tons or 27.9% and 101,100 tons or
48.0%, respectively, between the two years The decreases in prices and volumes were primarily a result of increased supply from imports as discussed above, as well as other market factors.

The Company's cost of sales, as a percentage of net sales, increased to 134.0% for the year ended September 30, 1999, as compared to 91.5% for the previous fiscal year. The overall average cost of sales per ton shipped increased approximately $53 per ton between the two years, primarily as a result of production inefficiencies associated with operating at production levels significantly less than full capacity. As described above, the surge in steel imports and resulting low level of orders, together with other market factors, caused production levels to decline. Operating costs per ton increased in part because fixed costs were allocated over fewer tons. In addition, the Company, in response to falling prices and higher costs, wrote-down the cost of its inventories to market prices, resulting in an adjustment of approximately $3.5 million, which increased cost of sales in the year ended September 30, 1999, as compared to the previous year. The Company underwent several rounds of personnel reductions and other cost cuts in an attempt to at least partially offset the adverse cost effects of lower production rates. The Company's total headcount as of November 30, 1999 was approximately 1,725, as compared to approximately 2,530 as of November 30, 1998. During most of fiscal year 1999, the Company attempted to minimize production inefficiencies by limiting its production to a full, one-blast furnace level.

Depreciation costs included in cost of sales decreased approximately $1.7 million for the year ended September 30, 1999, compared with the previous fiscal year. This decrease was due to a lower asset base as a result of a write-down at the end of fiscal year 1998 of approximately $16.3 million for impaired fixed assets.

Selling, general and administrative expenses for the year ended September 30, 1999 decreased approximately $0.3 million as compared to the same period in the previous fiscal year. These lower expenses were due in part to cost savings related to staff and support personnel reductions. These reductions were offset by an increase in the provision for doubtful accounts of approximately $4.0 million due in part to the depressed steel market that negatively affected certain of the Company's customers.

Interest expense decreased approximately $22.9 million during the year ended September 30, 1999 as compared to the previous fiscal year. As of February 1, 1999, the Company discontinued accruing interest on the Senior Notes. Contractual interest on the Senior Notes for the year ended September 30, 2000 was $33.1 million, which is $22.0 million in excess of recorded interest expense on the Senior Notes. In addition, lower production volumes resulting in lower working capital needs decreased the average borrowings outstanding under the Company's revolving credit facility as compared to the previous fiscal year.

Subsequent to the Company's filing of its voluntary petition for relief under Chapter 11 of the Bankruptcy Code on February 1, 1999, the Company recorded approximately $6.0 million in professional fees and expenses related to its Chapter 11 reorganization efforts during fiscal year 1999. These include the professional fees and expenses of the bondholders' and unsecured creditors' committees. These expenses have not been included in selling, general and administrative expenses, but are set out separately in the statement of operations. In addition, the Company also recorded other reorganization expenses of approximately $36.3 million for the write-off of deferred loan fees on the Senior Notes and a provision for certain executory contracts rejected.

Liquidity and Capital Resources

In the past, the Company's principal sources of capital included the sale of equity; the incurrence of long-term indebtedness, including borrowings under the Company's credit facilities; equipment lease financings; asset sales and cash provided by operations.

On January 3, 2001, Geneva Steel LLC entered into an agreement with Citicorp USA, Inc., as agent, which provided Geneva Steel LLC with a $110 million term loan ("Term Loan"). The Term Loan is 85% guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999 and secured by a first lien on the real property and equipment of Geneva Steel LLC and by a subordinated lien on its accounts receivable, inventory and certain other assets and proceeds thereof. The Term Loan agreement requires relatively small quarterly principal amortization payments beginning in June 2001 and is due and payable on September 30, 2005. The loan structure contains various tranches requiring different interest rates. The overall blended rate was approximately LIBOR (6.7% at January 3, 2001), plus 2.6%. The agreement contains certain reporting, notice and affirmative and negative covenants.

On January 3, 2001, Geneva Steel LLC entered into a revolving credit facility with a syndicate of banks led by Citicorp USA, Inc., as agent (the "Revolving Credit Facility"). The Revolving Credit Facility, in the amount of up to $125 million, is secured by Geneva Steel LLC's inventories, accounts receivable and certain other assets, and proceeds thereof, and expires on March 31, 2005. Interest is payable at the defined base rate (9.0% at January 3, 2001) plus 1.75% or the defined LIBOR rate (6.3% at January 3, 2001) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available to the Company under the Revolving Credit Facility currently ranges between 50 and 60%, in the aggregate, of eligible inventories plus 85% of eligible accounts receivable. Borrowing availability under the Revolving Credit Facility is also subject to other financial tests and covenants. As of January 4, 2001, the Company's eligible inventories, accounts receivable and other assets supported access to $85.5 million under the Revolving Credit Facility. As of January 4, 2001, the Company had $81.6 million available under the Revolving Credit Facility, with $3.9 million in borrowings.

The terms of the Revolving Credit Facility and the Term Loan include cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Term Loan also include, among others, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens.

Besides the above-described financing activities, the Company's other source of potential liquidity is cash provided by operating activities. Net cash used for operating activities was $25.2 million for the year ended September 30, 2000, as compared with net cash provided by operating activities of $8.1 million for the year ended September 30, 1999. The uses of cash for operating activities during the year ended September 30, 2000 included a net loss of $9.0 million, a gain on asset sales of $9.8 million, an increase in accounts receivable of $42.0 million, an increase in inventories of $3.2 million, an increase in accounts payable of $1.5 million and an increase in accrued liabilities of $4.0 million. These uses of cash were offset by depreciation and amortization of $43.3 million and a decrease in accrued payroll and related taxes of $1.9 million.

In March 2000, the Company entered into an agreement with Mannesmann Pipe and Steel ("Mannesmann") to terminate its existing sales representation agreement. Prior to termination, Mannesmann sold the Company's products to end customers at the same sales price Mannesmann paid the Company plus a variable commission. Mannesmann paid the Company in approximately three days. In addition, the agreement required Mannesmann to purchase and pay for the Company's finished goods inventory as soon as it was assigned to or was otherwise identified with a particular order. When funds were received for inventory prior to shipment, the Company deferred revenue recognition until the inventory was shipped. Therefore, until shipment occurred the Company recorded the receipt of funds and a corresponding liability representing the deferred revenue and/or inventory reduction for the cost of the inventory in its financial statements. The Company was responsible for customer credit and product quality for all steel sold through Mannesmann. The arrangement with Mannesmann was terminated beginning July 1, 2000, with a 180 day phase out of its liquidity arrangement with Mannesmann. The Company estimates that termination of the liquidity arrangement reduced the liquidity otherwise available to the Company by approximately $12 million.

During the bankruptcy, the Company supplemented its liquidity by the sale of certain non-core assets. During the first quarter of fiscal year 2000, the Company completed the sale of its quarry for $10.0 million and received $8.5 million and $1.5 million in October 1999 and September 2000, respectively. Pursuant to the sale, the Company entered into a contract with the buyer of the quarry for the purchase of limestone to meet its production requirements at a per ton price that is lower than the Company's historical production cost.

Capital expenditures were $13.0 million and $8.0 million for the year ended September 30, 2000 and 1999, respectively. These expenditures were made primarily in connection with the Company's ongoing modernization and capital maintenance efforts. Capital expenditures for fiscal year 2001 are budgeted at approximately $85 million, which includes a blast furnace reline, spending on a walking beam furnace ($24.5 million, which is subject to obtaining appropriate financing), maintenance items and various projects designed to reduce costs and increase product quality and throughput. Given the Company's recent emergence from Chapter 11, current market conditions, and the uncertainties created thereby, the Company is continuing to closely monitor and control its capital spending levels and will likely significantly reduce its budgeted capital expenditures for fiscal year 2001. Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan.

Quantative and Qualitative Disclosures About Market Risk

The Company's earnings are affected by changes in interest rates related to the Company's credit facility and Term Loan. Variable interest rates may rise, which could increase the amount of interest expense. At September 30, 2000, the Company had variable rate debt outstanding from its credit facilities totaling $82.7 million. The impact of market risk is estimated using a hypothetical increase in interest rates of one percentage point for the Company's variable rate credit facility. Based on this hypothetical assumption, the Company would have incurred approximately an additional $827,000 in interest expense for the year ended September 30, 2000.

Factors Affecting Future Results

The Company's future operations and liquidity will be impacted by, among other factors, pricing, product mix, throughput levels and production efficiencies. The Company has efforts underway to increase sales volumes, shift its product mix and improve throughput rates and production efficiencies. There can be no assurance that the Company's efforts will be successful or that sufficient demand will exist to support the Company's efforts. Pricing and shipment levels in future periods are key variables to the Company's future operating results that remain subject to significant uncertainty. These variables will be affected by several factors including the level of imports, future capacity additions, product demand and other competitive and market conditions, including the outcome and effect of the trade cases. Furthermore, the Chapter 11 bankruptcy filing introduced numerous uncertainties which may affect the Company's business, asset values, results of operations and prospects. Because of current market conditions, the Company's financial flexibility is limited. Many of the foregoing factors, of which the Company does not have complete control, may materially affect the performance, financial condition and future results of the Company. Furthermore, continued weak market conditions or a disruption in the Company's operations would likely cause the Company to experience negative cash flow.

The short-term and long-term liquidity of the Company is also dependent upon other factors including vendor credit support; availability of capital; foreign currency fluctuations; competitive and market forces; capital expenditure requirements and general economic conditions. Moreover, the United States steel market is subject to cyclical fluctuations that may affect the amount of cash internally generated by the Company and the ability of the Company to obtain external financing. Although the Company believes that the anticipated cash from future operations and borrowings under the Revolving Credit Facility will provided sufficient liquidity for the Company to meet its debt service requirements and to fund ongoing operations, including required capital expenditures, there can be no assurance that these or other possible sources will be adequate. The Company also faces labor negotiations with the expiration of its union labor agreement on April 30, 2001. The Company is currently unable to predict the effect such negotiations will have on the Company's operations and financial condition.

Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the steel industry, the Company may not be able to pass through such increased costs to its customers.

This report contains a number of forward-looking statements, including, without limitation, statements contained in this report relating to the Company's ability to compete against imports and the effect of imports and trade cases on the domestic market, the Company's ability to improve and optimize operations, the Company's ability to compete with the additional production capacity being added in the domestic market, resolution of certain pending claims and of other issues in the Company's Chapter 11 proceedings, the Company's expectation that prices and shipments will improve, production efficiencies, the effect of higher natural gas prices, the commercial and liquidity impact of terminating the Mannesmann agreement, the level of future required capital expenditures, that the anticipated cash from operations and borrowings on the Revolving Credit Facility will provided sufficient liquidity, the effect of the labor contract expiration and related labor negotiations, the effect of inflation and any other statements contained herein to the effect that the Company or its management "believes," "expects," "anticipates," "plans" or other similar expressions. There are a number of important factors that could cause actual events or the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those described herein and in the Company's press releases and other filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Geneva Steel Company:

We have audited the accompanying balance sheets of Geneva Steel Company (a Utah corporation) as of September 30, 2000 and 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneva Steel Company as of September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, on February 1, 1999, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah. The filing was made necessary by a lack of sufficient liquidity. On December 8, 2000, the Bankruptcy Court entered an order confirming the Company's plan of reorganization (the "Plan"), as amended and modified. The Plan was consummated on January 3, 2001, together with the closing of the post-bankruptcy credit facilities. The Company will adopt, as of the effective date of the Plan, fresh-start accounting. As a result of adopting fresh-start accounting, the Company's financial statements will not be comparable with those prepared before the Plan was consummated, including the accompanying financial statements.



ARTHUR ANDERSEN LLP


Salt Lake City, Utah
January 4, 2001

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                                 BALANCE SHEETS
                             (Dollars in thousands)


                                                                          September 30,
                                                                  -----------------------------
ASSETS                                                               2000                1999
                                                                  ---------           ---------
Current Assets:
    Cash                                                          $      --           $      --
    Accounts receivable, less allowance for doubtful
       accounts of $8,579  and $10,912, respectively                 57,212              15,196
    Inventories                                                      58,691              55,460
    Deferred income taxes                                             8,373              14,609
    Prepaid expenses and other                                        5,066               4,584
                                                                  ---------           ---------

           Total current assets                                     129,342              89,849
                                                                  ---------           ---------

Property, Plant and Equipment:
    Land                                                              2,792               2,990
    Buildings                                                        16,094              16,119
    Machinery and equipment                                         643,484             645,943
                                                                  ---------           ---------
                                                                    662,370             665,052

    Less accumulated depreciation                                  (319,143)           (292,035)
                                                                  ---------           ---------

           Net property, plant and equipment                        343,227             373,017
                                                                  ---------           ---------

Other Assets                                                         11,221              11,850
                                                                  ---------           ---------

                                                                  $ 483,790           $ 474,716
                                                                  =========           =========

The accompanying notes to financial statements are an integral part of these balance sheets.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                           BALANCE SHEETS (Continued)
                             (Dollars in thousands)
                                  September 30,


                                                                          September 30,
                                                                  -----------------------------
LIABILITIES AND STOCKHOLDERS' DEFICIT                                2000                1999
                                                                  ---------           ---------
Liabilities Not Subject to Compromise:
    Revolving credit facility                                     $  82,675           $  55,466
    Accounts payable                                                 19,923              16,334
    Accrued liabilities                                              14,528              18,209
    Accrued payroll and related taxes                                 9,355               7,444
    Accrued pension and profit sharing costs                            585                 963
                                                                  ---------           ---------

           Total current liabilities                                127,066              98,416
                                                                  ---------           ---------

Liabilities Subject to Compromise:
    Senior notes                                                    325,000             325,000
    Accounts payable                                                 52,658              56,632
    Accrued dividends payable                                        28,492              28,494
    Accrued interest payable                                         15,409              15,409
    Accrued liabilities                                               3,125               3,404
                                                                  ---------           ---------
                                                                    424,684             428,939
                                                                  ---------           ---------

Long-Term Employee Defined Benefits                                  10,617              10,731
                                                                  ---------           ---------

Deferred Income Tax Liabilities                                       8,373              14,609
                                                                  ---------           ---------

Commitments and Contingencies (Notes 1 and 6)

Redeemable Preferred Stock, Series B, no par value;
    388,358 shares authorized, issued and outstanding,
    with a liquidation value of $58,684                              56,757              56,001
                                                                  ---------           ---------
Stockholders' Deficit:
    Preferred stock, no par value; 3,600,000 shares authorized
       for all series, excluding Series B, none issued                   --                  --
    Common stock-
       Class A, no par value; 60,000,000 shares authorized,
         15,878,686 and 15,008,767 shares issued, respectively      100,870              92,022
       Class B, no par value; 50,000,000 shares authorized,
         9,752,158 and 18,451,348 shares issued and outstanding,
         respectively                                                 5,148               9,741
    Warrants to purchase Class A common stock                            --               4,255
    Accumulated deficit                                            (249,725)           (239,998)
                                                                  ---------           ---------
           Total stockholders' deficit                             (143,707)           (133,980)
                                                                  ---------           ---------
                                                                  $ 483,790           $ 474,716
                                                                  =========           =========


The accompanying notes to financial statements are an integral part of these balance sheets.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                            STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)


                                                                       Year Ended September 30,
                                                                --------------------------------------
                                                                  2000           1999          1998
                                                                ---------      ---------     ---------
Net sales                                                       $ 564,233      $ 314,726     $ 720,453
Cost of sales                                                     560,451        421,812       659,132
                                                                ---------      ---------     ---------

    Gross margin                                                    3,782       (107,086)       61,321

Selling, general and administrative expenses                       13,698         21,816        22,116
Write-down of impaired assets                                          --             --        17,811
                                                                ---------      ---------     ---------

    Income (loss) from operations                                  (9,916)      (128,902)       21,394
                                                                ---------      ---------     ---------

Other income (expense):
    Interest and other income                                         368            996           326
    Interest expense (total contractual interest of $39,435
         and $41,643 in 2000 and 1999, respectively)               (6,366)       (19,597)      (42,483)
    Gain on asset sales                                             9,808          4,666            30
                                                                ---------      ---------     ---------
                                                                    3,810        (13,935)      (42,127)
                                                                ---------      ---------     ---------

Loss before reorganization items and benefit for income taxes      (6,106)      (142,837)      (20,733)
                                                                ---------      ---------     ---------

Reorganization items:
    Provision for rejected executory contracts                     (1,750)        32,815            --
    Professional fees                                               4,615          6,025            --
    Write-off of deferred loan fees                                    --          3,430            --
                                                                ---------      ---------     ---------
                                                                    2,865         42,270            --
                                                                ---------      ---------     ---------
Loss before benefit for income taxes                               (8,971)      (185,107)      (20,733)

Benefit for income taxes                                               --            --         (1,790)
                                                                ---------      ---------     ---------

Net loss                                                           (8,971)      (185,107)      (18,943)

Less redeemable preferred stock dividends and
    accretion for original issue discount                             756          4,829        11,772
                                                                ---------      ---------     ---------

Net loss applicable to common shares                            $  (9,727)     $(189,936)    $ (30,715)
                                                                =========      =========     =========

Basic and diluted net loss per common share                     $    (.58)     $  (11.33)    $   (1.90)
                                                                =========      =========     =========

Weighted average common shares outstanding                         16,854         16,759        16,155
                                                                =========      =========     =========


The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (Dollars in thousands)


                                    Shares Issued          Amount       WARRANTS
                                --------------------- ---------------- TO PURCHASE
                                 COMMON     COMMON    COMMON   COMMON    COMMON    ACCUMULATED TREASURY
                                 CLASS A    CLASS B   CLASS A  CLASS B   CLASS A     DEFICIT     STOCK    TOTAL
                                ---------- ---------- -------- ------- ----------- ----------- -------- ---------
Balance at September 30, 1997   14,705,265 19,151,348 $ 87,979 $10,110   $ 5,360    $ (11,399) $(9,447) $  82,603

 Issuance of Class A common
  stock to employee savings
  plan                                  --         --       --      --        --       (5,635)   6,955      1,320
 Redeemable preferred stock
   dividends                            --         --       --      --        --      (11,025)      --    (11,025)
 Redeemable preferred stock
   accretion for original
   issue discount                       --         --       --      --        --         (747)      --       (747)
 Net loss                               --         --       --      --        --      (18,943)      --    (18,943)
                                ---------- ---------- -------- ------- ---------    ---------  -------  ---------

Balance at September 30, 1998   14,705,265 19,151,348   87,979  10,110     5,360      (47,749)  (2,492)    53,208

 Issuance of Class A common
   stock to employee savings
   plan                                 --         --       --      --        --       (2,313)   2,492        179
 Exercise of Warrants to
   purchase Class A common
   stock                           233,502         --    3,674      --    (1,105)          --       --      2,569
 Conversion of Class B common
   stock to Class A common
   stock                            70,000   (700,000)     369    (369)       --           --       --        --
 Redeemable preferred stock
   dividends                            --         --       --      --        --       (3,986)      --     (3,986)
 Redeemable preferred stock
   accretion for original
   issue discount                       --         --       --      --        --         (843)      --       (843)
 Net loss                               --         --       --      --        --     (185,107)      --   (185,107)
                                ---------- ---------- -------- ------- ---------    ---------  -------  ---------

Balance at September 30, 1999   15,008,767 18,451,348   92,022   9,741     4,255     (239,998)      --    133,980)

 Expiration of Warrants to
  purchase Class A common
  stock                                 --         --    4,255      --    (4,255)          --       --         --
 Conversion of Class B common
   stock to Class A common
   stock                           869,919 (8,699,190)   4,593  (4,593)       --           --       --         --
 Redeemable preferred stock
  accretion for original
  issue discount                        --         --       --      --        --         (756)      --       (756)
 Net loss                               --         --       --      --        --       (8,971)      --     (8,971)
                                ---------- ---------- -------- ------- ---------    ---------  -------  ---------

Balance at September 30, 2000   15,878,686  9,752,158 $100,870 $ 5,148 $      --    $(249,725) $    --  $(143,707)
                                ========== ========== ======== ======= =========    =========  =======  =========

The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                            STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)


                                                                      Year Ended September 30,
                                                               -------------------------------------
                                                                 2000          1999           1998
                                                               --------      ---------      --------
Cash flows from operating activities:
    Net loss                                                   $ (8,971)     $(185,107)     $(18,943)
    Adjustments to reconcile net loss to net cash
       provided by (used for) operating activities:
       Depreciation                                              42,505         44,679        42,272
       Amortization and write-off of deferred loan fees             790          5,946         1,910
       Deferred income tax benefit                                   --             --        (2,049)
       Gain on asset sales                                       (9,808)        (4,666)          (30)
       Write-down of impaired assets                                 --             --        17,811
       Provision for write-off of leasehold improvements
           related to rejected executory contracts                   --          1,485            --
       (Increase) decrease in current assets -
           Accounts receivable, net                             (42,016)        48,234        (3,267)
           Inventories                                           (3,231)        58,264       (15,143)
           Prepaid expenses and other                              (482)        (1,350)       13,821
       Increase (decrease) in current liabilities -
           Accounts payable                                      (1,515)        35,243       (12,231)
           Accrued liabilities                                   (3,960)        (1,914)        1,635
           Accrued payroll and related taxes                      1,911         (1,829)         (941)
           Accrued interest payable                                  --         10,329           521
           Accrued pension and profit sharing costs                (378)        (1,219)          481
                                                               --------      ---------      --------

Net cash provided by (used for) operating activities            (25,155)         8,095        25,847
                                                               --------      ---------      --------

Cash flows from investing activities:
    Purchase of property, plant and equipment                   (13,005)        (8,025)      (10,893)
    Proceeds from sale of property, plant and equipment          10,098          4,684            34
                                                               --------      ---------      --------

Net cash used for investing activities                         $ (2,907)     $  (3,341)     $(10,859)
                                                               --------      ---------      --------

The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                      STATEMENTS OF CASH FLOWS (Continued)
                (Dollars in thousands, except per share amounts)


                                                                      Year Ended September 30,
                                                               -------------------------------------
                                                                 2000           1999          1998
                                                               --------       --------      --------
Cash flows from financing activities:
    Borrowings from credit facilities                          $ 64,294       $ 19,794      $ 25,649
    Payments on credit facilities                               (37,085)       (25,097)      (39,785)
    Payments for deferred loan fees and other assets               (275)        (1,580)           --
    Change in bank overdraft                                      1,128          2,129          (852)
                                                               --------       --------      --------

Net cash provided by (used for) financing activities             28,062         (4,754)      (14,988)
                                                               --------       --------      --------

Net change in cash                                                   --             --            --
Cash at beginning of year                                            --             --            --
                                                               --------       --------      --------

Cash at end of year                                            $     --       $     --      $     --
                                                               ========       ========      ========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
       Interest (net of amount capitalized)                    $  5,570       $  9,268      $ 40,052


Supplemental schedule of noncash financing activities:

     For the years ended September 30, 2000, 1999 and 1998, the Company increased the redeemable preferred stock by $756, $843, and $747, respectively, for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance. At September 30, 2000, the Company had accrued dividends payable of $28,492 (total contractual dividends of $50,956).

     During the year ended September 30, 1999, warrants to purchase 233,502 shares of Class A common stock were exercised at $11 per share. The exercise price was paid to the Company with 11,642 shares of redeemable preferred stock as provided for in the redeemable preferred stock agreement.


The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                          NOTES TO FINANCIAL STATEMENTS


1    NATURE OF OPERATIONS AND BUSINESS CONDITIONS

The Company's steel mill manufactures a wide range of coiled and flat plate, sheet, pipe and slabs for sale to various distributors, steel processors or end-users primarily in the western and central United States.

On February 1, 1999, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, Central Division (the "Bankruptcy Court"). The filing was made necessary by a lack of sufficient liquidity. Beginning in fiscal year 1998, the Company's operating results were severely affected by, among other things, a dramatic surge in steel imports. As a consequence of record-high levels of low-priced steel imports and the resultant deteriorating market conditions, the Company's overall price realization and shipments declined precipitously. Decreased liquidity made it impossible for the Company to service its debt and fund ongoing operations. Therefore, the Company sought protection under Chapter 11 of the Bankruptcy Code. Prior to the bankruptcy filing, the Company did not make a $9 million interest payment due January 15, 1999 under the terms of the Company's 9 1/2% senior notes due 2004. The bankruptcy code prohibited the Company from making payments on unsecured, pre-petition debt, including the 9 1/2% senior notes due 2004 and the 11 1/8% senior notes due 2001 (collectively, the "Senior Notes"). While in the Chapter 11 bankruptcy, the Company remained in possession of its properties and assets and continued to manage its business as a debtor-in-possession, subject to the supervision of the Bankruptcy Court. The Company had a $125 million debtor-in-possession credit facility in place (See Note 3).

As of February 1, 1999, the Company discontinued accruing interest on the Senior Notes and dividends on its redeemable preferred stock. Contractual interest on the Senior Notes for both the years ended September 30, 2000 and 1999 was $33.1 million, which is $33.1 million and $22.0 million, respectively, in excess of recorded interest expense included in the accompanying financial statements. Contractual dividends on the redeemable preferred stock as of September 30, 2000 and 1999, were approximately $51.0 million and $36.9 million, respectively, which are $22.5 million and $8.4 million, respectively, in excess of dividends accrued in the accompanying balance sheets.

Pursuant to the provisions of the Bankruptcy Code, all actions to collect upon any of the Company's liabilities as of the petition date or to enforce pre-petition contractual obligations were automatically stayed. Absent approval from the Bankruptcy Court, the Company was prohibited from paying pre-petition obligations. The Bankruptcy Court approved payment of certain pre-petition obligations such as employee wages and benefits and customer claims and rebates. Additionally, the Bankruptcy Court approved the retention of various legal, financial and other professionals. As a debtor-in-possession, the Company had the right, subject to Bankruptcy Court approval and certain other conditions, to assume or reject any pre-petition executory contracts and unexpired leases. Parties affected by such rejections had the right to file pre-petition claims with the Bankruptcy Court.

On July 20, 2000, the Company and the Official Committee of Bondholders in the Company's Chapter 11 case filed a proposed plan of reorganization (the "Plan") and disclosure statement with the Bankruptcy Court. On December 8, 2000, the Bankruptcy Court entered an order confirming the Plan, as amended and modified (the "Confirmation Order"). The Plan was consummated on January 3, 2001, together with the closing of the post-bankruptcy credit facilities. Implementation of the Plan significantly reduced the Company's debt burden and provided additional liquidity in the form of a $110 million term loan that is eighty-five percent guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999, and a $125 million revolving line of credit. (See Note 3).

Under the terms of the Plan, the Company changed its state of domicile from Utah to Delaware, changed its form of organization from a corporation to a limited liability company, and became a wholly-owned subsidiary of Geneva Steel Holdings Corp. The Company transferred certain real property not used in the steel mill operations to Williams Farm Property, LLC and its iron ore mines located in southern Utah to Iron Ore Mines, LLC, both of which are also wholly-owned subsidiaries of Geneva Steel Holdings Corp. The Company also transferred ownership of Vineyard Iron Company and Vineyard Management Company to Geneva Steel Holdings Corp., which made those entities wholly-owned subsidiaries of Geneva Steel Holdings Corp.

Under the terms of the Plan approved by the Bankruptcy Court, all rights with respect to the previous outstanding common and preferred stock of the Company were terminated. Shares of common stock of Geneva Steel Holdings Corp. were issued to the holders of unsecured claims, which primarily consisted of holders of an aggregate $340.6 million of Senior Notes, including unpaid interest accrued prior to the bankruptcy, and approximately $47 million of general unsecured debt, which includes disputed claims. Creditors who were owed $5,000 or less will receive a cash payment equal to 40% of their claim, and trade creditors who were owed in excess of $5,000 could elect to receive $2,000, rather than shares of common stock of Geneva Steel Holdings Corp. Secured creditors of the Company will be paid in full with the proceeds of the term loan.

Under the terms of an employee retention program approved by the Bankruptcy Court, the executive officers and a manager of the Company received options to purchase an aggregate of 5% of the shares of common stock of Geneva Steel Holdings Corp. on a fully diluted basis.

The Plan also provides each holder of unsecured debt a right to participate in a $25 million preferred stock rights offering by Geneva Steel Holdings Corp. In the event that prebankruptcy holders of unsecured debt do not purchase all of the new preferred stock, Geneva Steel Holdings Corp. will not receive the full $25 million sought. Consequently, there can be no assurance that any of the $25 million capital infusion sought by the Plan will be available. The Company previously entered into two standby purchase agreements for the purchase of up to $25 million of the new preferred stock. The standby purchaser that would have purchased up to $10 million of the preferred stock funded a portion of the $110 million term loan and was released from its standby purchase agreement. The other standby purchaser has taken the position that for a number of reasons, including the assertion of a material adverse change, it is no longer bound by its standby commitment to purchase up to $15 million of the preferred stock and has filed a lawsuit seeking a declaratory judgment that it is no longer bound. The Company disputes this position.

Although the Chapter 11 bankruptcy procedures and significant recurring net losses raised substantial doubt about the Company's ability to continue as a going concern, the Company's financial statements have been prepared on a going concern basis. This basis contemplates the continuation of operations, realization of assets, and discharge of liabilities in the ordinary course of business. The financial statements also present the assets of the Company at historical cost and reflect the intention that they will be realized as a going concern and in the normal course of business. The implementation of the Plan will materially change certain amounts currently disclosed in the accompanying financial statements (See Note 2). As of September 30, 2000 and 1999, pre-petition claims are carried at face value in the financial statements. The accompanying financial statements do not present the amounts which will ultimately be assigned to assets and amounts paid to settle liabilities and contingencies in accordance with the Plan.

The domestic steel industry and the Company's business are highly cyclical in nature and are sensitive to general market conditions. Integrated steel producers like the Company have high fixed costs and need to maintain high production levels to achieve competitive unit costs. High fixed costs motivate steel producers to maintain high output levels even in the face of falling prices, thereby increasing downward pressures on selling prices. This can result in circumstances in which the costs of goods sold can exceed the revenues of the Company. The business and profitability of the Company may be adversely affected by these factors and others in the face of general economic or industry downturns.

Foreign competition is a significant factor in the steel industry and has adversely affected product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is significantly affected by fluctuations in the value of the United States dollar against several other currencies, the level of demand for steel in the United States economy relative to steel demand in foreign economies, trade litigation and world economic conditions generally. Most foreign markets are less open than the U.S. market, allowing foreign producers to maintain higher prices in their own markets while dumping excess production at lower prices into the U.S. market. In addition, certain foreign steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced in part by political and social policy considerations as well as by prevailing market conditions and profit opportunities.

On November 13, 2000, several U.S. steel producers filed antidumping cases against imports of hot-rolled sheet (which includes coiled plate) from eleven countries: Argentina, China, India, Indonesia, Kazakhstan, Netherlands, Romania,

South Africa, Taiwan, Thailand and Ukraine. Countervailing duty (subsidy) cases were also filed against imports from Argentina, India, Indonesia, South Africa and Thailand. The International Trade Commission made unanimous affirmative preliminary determinations of a reasonable indication of injury on December 28, 2000. Petitioners intend to file critical circumstance allegations if imports from the respondent countries surge, which could result in the imposition of duties as early as January 2001. The Company expects that these cases will ultimately have a significant beneficial effect on the market, although there can be no assurance as to the outcome or effect.

The Company continues to monitor imports and may file additional trade cases or take other trade action in the future. Existing trade laws and regulations may, however, be inadequate to prevent the adverse impact of dumped and/or subsidized steel imports. Moreover, the preparation and prosecution of trade cases requires several months during which the Company and other domestic producers must continue to suffer the adverse impact of unfairly traded imports. There is no guarantee that domestic markets will not in the future be flooded illegally with foreign imports of products in competition with the Company's products. While the Company intends to oppose all such imports vigorously, there is no guarantee that it will be successful. Consequently, such imports could pose continuing problems for the domestic steel industry and the Company.


2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bankruptcy Accounting

While in Chapter 11 bankruptcy, the Company applied the provisions in Statement of Position ("SOP") 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." SOP 90-7 does not change the application of generally accepted accounting principles in the preparation of financial statements. However, it does require that the financial statements for periods including and subsequent to filing the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

The Company will adopt, as of the effective date of the Plan, fresh-start accounting pursuant to SOP 90-7. Under fresh-start accounting, the reorganization fair value of the Company is allocated to the entity's assets, the Company's accumulated deficit is eliminated, and the equity in the new company is issued according to the Plan. As a result of adopting fresh-start accounting and emerging from Chapter 11 status, the Company's financial statements will not be comparable with those prepared before the Plan was consummated, including the accompanying financial statements.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories include costs of material, labor and manufacturing overhead. Inventories are stated at the lower of cost (using a standard costing method which approximates weighted average cost) or market value. The composition of inventories as of September 30, 2000 and 1999 was as follows (dollars in thousands):

                                                       2000                  1999
                                                     ---------             --------
       Raw materials                                 $  17,574             $ 17,081
       Semi-finished and finished goods                 38,808               33,762
       Operating materials                               2,309                4,617
                                                     ---------             --------

                                                     $  58,691             $ 55,460
                                                     =========             ========


Operating materials consist primarily of production molds, platforms for the production molds and furnace lining refractories.

Insurance Claim Receivable

In August 1998, the Company settled its insurance claim related to a January 1996 plant-wide power outage associated with unusual weather conditions and an operator error. The Company received $24.5 million in September 1998 to resolve the claim. As a result of the settlement of the claim in fiscal year 1998, the Company recorded a $2.1 million offset to selling, general, and administrative expense, a reduction in property, plant and equipment of approximately $12.5 million and operating cost offsets of approximately $3.0 million primarily for depreciation expense previously taken on the reimbursed equipment in the accompanying financial statements.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:

               Buildings                                  31.5 years
               Machinery and Equipment                    2-30 years


Major spare parts for machinery and equipment are capitalized and included in machinery and equipment in the accompanying financial statements. Major spare parts are depreciated using the straight-line method over the useful lives of the related machinery and equipment.

Costs incurred in connection with the construction or major rebuild of facilities are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. As of September 30, 2000 and 1999, approximately $12.6 million and $6.2 million, respectively, of construction in progress was included in machinery and equipment in the accompanying balance sheets. Interest related to the construction or major rebuild of facilities is capitalized and amortized over the estimated life of the related asset. Capitalization of interest ceases when the asset is placed in service. The Company did not capitalize any interest during the year ended September 30, 2000. The Company capitalized approximately $0.1 million and $0.3 million of interest during the years ended September 30, 1999 and 1998, respectively.

Maintenance and repairs are charged to expense as incurred and costs of improvements and betterments are capitalized. Upon disposal, related costs and accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in income.

Other Assets

Other assets consist primarily of a long-term defined benefit plan intangible asset of $10.6 million and $10.7 million at September 30, 2000 and 1999, respectively. Other assets also include deferred loan fees incurred in connection with obtaining long-term financing. The deferred loan fees are being amortized on a straight-line basis over the term of the applicable financing agreement. As a result of the bankruptcy filing, the Company wrote-off approximately $3.4 million of unamortized deferred loan fees on its Senior Notes during fiscal year 1999. Accumulated amortization of deferred loan fees totaled $1.3 million and $0.5 million at September 30, 2000 and 1999, respectively.

Revenue Recognition

Sales are recognized when the product is shipped to the customer. Sales are reduced by the amount of estimated customer claims. As of September 30, 2000 and 1999, reserves for estimated customer claims of $3.8 million and $4.2 million, respectively, were included in the allowance for doubtful accounts in the accompanying financial statements.

In April 1999, the Company implemented the practice allowed by its contract with Mannesmann Pipe and Steel ("Mannesmann") to bill Mannesmann and receive payment for inventory that could be assigned to Mannesmann orders prior to actually shipping the product. When the funds were received for such inventory prior to shipment, the Company would defer the revenue recognition until the inventory was shipped. Until the product was shipped, the amount of the payment was reflected as a deferred revenue liability and/or inventory reserve. At September 30, 1999, the Company had received approximately $9.5 million from Mannesmann for inventory assigned to Mannesmann orders prior to shipment of the product. This $9.5 million was reflected as deferred revenue and included in the inventory reserve in the accompanying balance sheet as of September 30, 1999.

The contract with Mannesmann was terminated beginning July 1, 2000, with a 180 day phase out of the liquidity arrangement. The Company estimates that termination of the liquidity arrangement reduced the liquidity otherwise available to the Company by approximately $12 million. In addition, the Company's accounts receivable has increased significantly since the contract was terminated.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

Long-Lived Assets

The Company evaluates its long-lived assets for impairment at each balance sheet date for events and or changes in circumstances that may indicate the book value of an asset may not be recoverable. The Company uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable.

During fiscal year 1998, the Company wrote-down approximately $17.8 million of impaired long lived assets. The write-down included $8.5 million of in-line scarfing equipment, $6.6 million of mineral property development costs and $2.7 million of other machinery and equipment. The in-line scarfing equipment was originally built to continuously condition the surface of slabs which allowed the Company to direct roll slabs through its manufacturing process. Prior to the implementation of the Company's slab caster, it was anticipated that 10% to 15% of the Company's slabs would have to be conditioned. Based on the continued operating performance of the Company's continuous caster, the Company determined that sustained use of the in-line scarfing equipment was not necessary. Because of its specialized nature and limited utility, this equipment has nominal resale value or alternative use. Accordingly, the equipment was written-down to a zero carrying value and will be retained by the Company as an idled facility.

In order to improve blast furnace productivity and maximize production of hot metal, the Company shifted to the utilization of 100 percent iron ore pellets, rather than using a blend of pellets and lump ore from its mines in Southern Utah. Because the Company has determined to maintain this practice into the future, the Company decreased the estimated value of the mineral development costs associated with mining its Southern Utah ore to $1 million. The estimated value was based on fair value of the mineral property less estimated costs to sell. The Company will hold the mining properties and their remaining development costs with the objective to use lump ore as new technologies are developed that allow the Company in future years to utilize the iron ore reserves from these mines or in the event that the productivity needs from its blast furnaces change. The Company is uncertain as to when the reserves will be utilized, if ever. However, the mineral property is carried at estimated fair market value.

The $2.7 million of other machinery and equipment included iron ingot molds and engineering costs related to a COREX cokeless ironmaking development project. The iron ingot molds are no longer used by the Company in the steelmaking process. The iron ingot molds have been valued at the iron scrap price less costs to break the iron molds into a size to be melted in the steelmaking furnace. When the price of iron scrap declined due to weaker steel demand in 1998, the Company concluded that the value of the iron ingot molds had been impaired for the foreseeable future. The engineering costs related specifically to the COREX cokeless ironmaking project have been written-off because the Company has elected to pursue a different cokeless ironmaking technology.

Basic and Diluted Net Income (Loss) Per Common Share Basic net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding during the periods. Diluted net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding plus the assumed exercise of all dilutive securities using the treasury stock method. For the years ended September 30, 2000, 1999 and 1998, outstanding options and warrants to purchase Class A common stock were not included in the calculation of diluted net loss per common share because their inclusion would be antidilutive. Pursuant to the Confirmation Order, discussed in Note 1, all outstanding options to purchase Class A common stock were canceled on the effective date of the bankruptcy Plan. Class B common stock is included in the weighted average number of common shares outstanding as one share for every ten shares outstanding because the Class B common stock was convertible to Class A common stock at this same rate.

The net loss for the year ended September 30, 2000 was adjusted for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance. The net loss for the years ended September 30, 1999 and 1998 was adjusted for redeemable preferred stock dividends through February 1, 1999 and the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

Defined Benefit Pension Plan

The Company has a defined benefit pension plan covering all of its union employees, effective January 1, 1999. The plan provides benefits that are based on average monthly earnings of the participants. The Company's funding policy provides that payments to the plan shall be at least equal to the minimum funding requirements as actuarially determined by an independent consulting firm. The Company accounts for the plan in accordance with Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits."

Recent Accounting Pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. As a result, the Company will adopt the provisions of SFAS No. 133 in the first quarter of fiscal 2001. The adoption of this statement is not expected to have a material impact on the Company's financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. In June 2000, the SEC issued SAB 101B, which extended the implementation date to the Company's fourth quarter of fiscal 2001. The Company does not expect the adoption of SAB 101 to have a material impact on the Company's results of operations, financial position, or liquidity.

Reclassifications

Certain reclassifications were made in the prior periods' financial statements to conform with the current year presentation.


3    SENIOR NOTES AND CREDIT FACILITY

The aggregate amounts of principal maturities as of September 30, 2000 and 1999 consisted of the following (dollars in thousands):

                                                                                                   2000        1999
                                                                                                ---------   ---------
    Senior term notes issued publicly, interest payable  January 15 and July 15 at
       9.5%, principal due January 15, 2004, unsecured                                          $ 190,000   $ 190,000

    Senior term notes issued publicly, interest payable March 15 and September 15 at
       11.125 %, principal due March 15, 2001, unsecured                                          135,000     135,000

    Debtor-in-possession credit facility from a syndicate of lenders, interest payable monthly at LIBOR (6.62% at September 30, 2000), plus 2.25%, due on the earlier of the consummation of a plan of reorganization or
       February 19, 2001 (see discussion below), secured by inventories,
       accounts receivable and property, plant and equipment                                       82,675      55,466
                                                                                                ---------   ---------

                                                                                                $ 407,675   $ 380,466
                                                                                                =========   =========


On January 3, 2001, Geneva Steel LLC entered into an agreement with Citicorp USA, Inc., as agent, which provided Geneva Steel LLC with a $110 million term loan ("Term Loan"). The Term Loan is 85% guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999 and secured by a first lien on the real property and equipment of Geneva Steel LLC and by a subordinated lien on its accounts receivable, inventory and certain other assets and proceeds thereof. The Term Loan agreement requires relatively small quarterly principal amortization payments beginning in June 2001 and is due and payable on September 30, 2005. The loan structure contains various tranches requiring different interest rates. The overall blended rate was approximately LIBOR (6.7% at January 3, 2001) plus 2.6%. The agreement contains certain reporting, notice requirements and affirmative and negative covenants.

On January 3, 2001, Geneva Steel LLC entered into a revolving credit facility with a syndicate of banks led by Citicorp USA, Inc., as agent (the "Revolving Credit Facility"). The Revolving Credit Facility, in the amount of up to $125 million, is secured by a first lien on Geneva Steel LLC's inventories, accounts receivable and certain other assets, and proceeds thereof, and expires on March 31, 2005. Interest is payable at the defined base rate (9.0% at January 3, 2001) plus 1.75% or the defined LIBOR rate (6.3% at January 3, 2001) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available to the Company under the Revolving Credit Facility currently ranges between 50 and 60%, in the aggregate, of eligible inventories plus 85% of eligible accounts receivable. Borrowing availability under the Revolving Credit Facility is also subject to other financial tests and covenants. As of January 4, 2001, the Company's eligible inventories, accounts receivable and other assets supported access to $85.5 million under the Revolving Credit Facility. As of January 4, 2001, the Company had $81.6 million available under the Revolving Credit Facility, with $3.9 million in borrowings.

The terms of the Revolving Credit Facility and the Term Loan include cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Term Loan also include, among others, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens.

On February 19, 1999, the U.S. District Court for the District of Utah granted the Company's motion to approve a $125 million debtor-in-possession credit facility with Congress Financial Corporation (the "Credit Facility"). The Credit Facility expired and was paid in full on the effective date of the Company's Plan, January 3, 2001. The Credit Facility was secured by, among other things, accounts receivable; inventory; and property, plant and equipment. Actual borrowing availability was subject to a borrowing base calculation and the right of the lender to establish various reserves, which it did. The amount available to the Company under the Credit Facility was approximately 60%, in the aggregate, of eligible inventories, plus 85% of eligible accounts receivable, plus 80% of the orderly liquidation value of eligible equipment up to a maximum of $40 million, less reserves on the various collateral established by the lender. Borrowing availability under the Credit Facility was also subject to other covenants.

Albert Fried & Company, LLC also provided a short-term loan to the Company in the amount of $3.5 million pursuant to an agreement dated December 22, 2000. The proceeds of this loan were used to meet necessary operating expenses of the Company prior to the completion of its plan of reorganization. This loan was repaid from the proceeds of the Revolving Credit Facility at the time of the consummation of the plan of reorganization on January 3, 2000. Albert Fried & Company, LLC was paid loan commitment fees of $275,000 in connection with this transaction.

In connection with the Company's filing of its voluntary petition for relief under Chapter 11 of the Bankruptcy Code on February 1, 1999, the Company wrote-off approximately $3.4 million of unamortized deferred loan fees on its Senior Notes during fiscal year 1999.


4    MAJOR CUSTOMER (DISTRIBUTOR) AND INTERNATIONAL SALES

During the years ended September 30, 2000, 1999, and 1998, the Company derived approximately 83%, 72% and 33%, respectively, of its net sales through Mannesmann, which is a distributor to other companies. The agreement with Mannesmann to distribute the Company's products terminated on July 1, 2000. International sales during the years ended September 30, 2000, 1999 and 1998 did not exceed 10%.


5    INCOME TAXES

The provision (benefit) for income taxes for the years ended September 30, 2000, 1999 and 1998 consisted of the following (dollars in thousands):

                                                    2000          1999           1998
                                                  --------      --------        -------
    Current income tax provision
       Federal                                    $     --      $     --        $   227
       State                                            --            --             32
                                                  --------      --------        -------

                                                        --            --            259
                                                  --------      --------        -------
    Deferred income tax provision (benefit)
       Federal                                      13,571        51,418          3,461
       State                                         1,939         7,345            495
       Change in valuation allowance               (15,510)      (58,763)        (6,005)
                                                  --------      --------        -------

                                                        --            --         (2,049)
                                                  --------      --------        -------

    Benefit for income taxes                      $     --      $     --        $(1,790)
                                                  ========      ========        =======

The benefit for income taxes as a percentage of loss for the years ended September 30, 2000, 1999 and 1998 differs from the statutory federal income tax rate due to the following:

                                                     2000          1999          1998
                                                   -------       -------        -------
Statutory federal income tax rate                    (35.0)%       (35.0)%        (35.0)%
State income taxes, net of federal
  income tax impact                                   (3.3)         (3.3)          (3.3)
Change in valuation allowance                         38.3          38.3           29.7
                                                   -------       -------        -------
Effective income tax rate                               -- %          -- %         (8.6)%
                                                   =======       =======        =======


As of September 30, 2000, the Company had deferred income tax assets of $148.6 million. The deferred income tax assets have been reduced by a $80.3 million valuation allowance. This valuation allowance was established during the years ended September 30, 2000, 1999 and 1998, for a portion of the Company's net operating loss carryforward. The components of the net deferred income tax assets and liabilities as of September 30, 2000 and 1999 were as follows (dollars in thousands):

                                                         September 30,
                                                    -----------------------
                                                      2000           1999
                                                    --------       --------
Deferred income tax assets:

Net operating loss carryforward                     $123,046       $ 89,214
Provision for rejected executory contract              9,288             --
Inventory costs capitalized                            2,870          9,481
Alternative minimum tax credit carryforward            6,464          6,464
Accrued vacation                                       1,323          1,168
Allowance for doubtful accounts                        3,286          4,179
General business credits                               1,445          2,064
Other                                                    889            374
                                                    --------       --------
Total deferred income tax assets                     148,611        112,944
Valuation allowance                                  (80,278)       (64,768)
                                                    --------       --------
                                                      68,333         48,176
                                                    --------       --------

Deferred income tax liabilities:

Accelerated depreciation                             (46,340)       (46,181)
Post bankruptcy petition interest on Senior Notes    (21,109)           --
Operating supplies                                      (884)        (1,995)
                                                    --------       --------
Total deferred income tax liabilities                (68,333)       (48,176)
                                                    --------       --------

                                                    $     --       $     --
                                                    ========       ========


As of September 30, 2000, the Company had a net operating loss carryforward for financial reporting purposes of approximately $210.1 million. As of September 30, 2000, the Company had a net operating loss carryforward and an alternative minimum tax credit carryforward for tax reporting purposes of approximately $321.7 million and $6.5 million, respectively. Net operating loss carryforwards of $45.7 million, $36.7 million, $16.4 million, $39.7 million, $142.8 million and $40.4 million expire on December 31, 2009, 2011, 2012, 2018, 2019 and 2020,
respectively. The alternative minimum tax credit carryforward of $6.5 million at September 30, 2000, currently does not expire.

6    COMMITMENTS AND CONTINGENCIES

Capital Projects

The Company has incurred substantial capital expenditures to modernize its steelmaking, casting, rolling and finishing facilities, thereby reducing overall operating costs, broadening the Company's product lines, improving product quality and increasing throughput rates. The Company spent approximately $13.0 million and $8.0 million on capital projects during the fiscal years ended September 30, 2000 and 1999, respectively. These expenditures were made primarily in connection with the Company's ongoing modernization and capital maintenance efforts. Capital expenditures for fiscal year 2001 are estimated at approximately $85 million, which includes a blast furnace reline, spending on a walking beam furnace ($24.5 million, which is subject to obtaining appropriate financing), maintenance items and various projects designed to reduce costs and increase product quality and throughput. Given the Company's recent emergence from Chapter 11, current market conditions and the uncertainties created thereby, the Company is continuing to closely monitor and control its capital spending levels and will likely reduce its budgeted capital expenditures for fiscal year 2001. Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan.

Legal Matters

The Company is subject to various legal matters, which it considers normal for its business activities. Management, after consultation with the Company's legal counsel, believes that, with the exception of matters relating to the Chapter 11 bankruptcy proceeding, these matters will not have a material impact on the financial condition or results of operations of the Company.

Environmental Matters

Compliance with environmental laws and regulations is a significant factor in the Company's business. The Company is subject to federal, state and local environmental laws and regulations concerning, among other things, air emissions, wastewater discharge, and solid and hazardous waste disposal.

The Company has incurred substantial capital expenditures for environmental control facilities, including the Q-BOP furnaces, the wastewater treatment facility, the benzene mitigation equipment, the coke oven gas desulfurization facility and other projects. The Company has budgeted an aggregate total of approximately $8.4 million for environmental capital improvements in fiscal years 2001 and 2002. Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future. Although the Company has budgeted for capital expenditures for environmental matters, it is not possible at this time to predict the amount of capital expenditures that may ultimately be required to comply with all environmental laws and regulations.

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and the amount of associated costs is reasonably determinable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the engineering or feasibility study or the commitment to a formal plan of action. These accruals may be adjusted as further information becomes available or circumstances change. If recoveries of remediation costs from third parties are probable, a receivable is recorded. As of September 30, 2000, the Company determined that there were no environmental compliance or remediation obligations requiring accrual in the accompanying financial statements.

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the EPA and the states have authority to impose liability on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Other environmental laws and regulations may also impose liability on the Company for conditions existing prior to the Company's acquisition of the steel mill.

At the time of the Company's acquisition of the steel mill, the Company and USX Corporation ("USX") identified certain hazardous and solid waste sites and other environmental conditions which existed prior to the acquisition. USX has agreed to indemnify the Company (subject to the sharing arrangements described below) for any fines, penalties, costs (including costs of clean-up, required studies and reasonable attorneys' fees), or other liabilities for which the Company becomes liable due to any environmental condition existing on the Company's real property as of the acquisition date that is determined to be in violation of any environmental law, is otherwise required by applicable judicial or administrative action, or is determined to trigger civil liability (the "Pre-existing Environmental Liabilities"). The Company has provided a similar indemnity (but without the sharing arrangement described below) to USX for conditions that may arise after the acquisition. Although the Company has not completed a comprehensive analysis of the extent of the Pre-existing Environmental Liabilities, such liabilities could be material.

Under the acquisition agreement between the two parties, the Company and USX agreed to share on an equal basis the first $20 million of costs incurred by either party to satisfy any government demand for studies, closure, monitoring, or remediation at specified waste sites or facilities or for other claims under CERCLA or the Resource Conservation and Recovery Act. The Company is not obligated to contribute more than $10 million for the clean-up of wastes generated prior to the acquisition. The Company believes that it has paid the full $10 million necessary to satisfy its obligations under the cost-sharing arrangement. USX has advised the Company, however, of its position that a portion of the amount paid by the Company may not be properly credited against the Company's obligations. Although the Company believes that USX's position is without merit, there can be no assurance that this matter will be resolved without litigation. The Company and USX have several disagreements regarding the scope and actual application of USX's indemnification obligations. The Company's ability to obtain indemnification from USX in the future will depend on factors which may be beyond the Company's control and may also be subject to litigation.

The Company's used oil reclamation system has recently come under scrutiny by the Utah Division of Solid and Hazardous Waste ("UDSHW") and the U.S. Environmental Protection Agency ("EPA") for certain alleged violations of Utah's used oil regulations. These assertions are contained in a UDSHW letter addressed to the Company and supported by an attached EPA opinion letter addressed to UDSHW. In a separate assertion, the EPA has also indicated that the Company may be in violation of the Oil Pollution Act of 1990. The Company believes that its longstanding used oil reclamation process qualifies for pertinent regulatory exemptions and intends to vigorously contest any asserted liability by either agency. Neither agency has yet issued a Notice of Violation, but the state of Utah has indicated its intention to do so. Potential penalties could be significant; nevertheless, UDSHW staff have indicated that the agency is not particularly interested in collecting a large fine but would prefer to work with the Company to upgrade the used oil system. The Company has expressed a willingness to work with UDSHW towards such a goal. Negotiations are ongoing. The State can impose civil penalties of up to $10,000 per day, and the Federal Government can impose penalties up to $25,000 per day if it is not satisfied with the State's handling of the matter.

Purchase Commitments

On February 10, 1989, the Company entered into an agreement, which has subsequently been amended, to purchase interruptible and firm back-up power through February 28, 2002. For interruptible power, the Company pays an energy charge adjusted annually to reflect changes in the supplier's average energy costs and facilities charge, based on 110,000 kilowatts, adjusted annually to reflect changes in the supplier's per megawatt fixed transmission investment. The Company's minimum purchase commitment is $2.5 million, $2.6 million and $0.7 million for fiscal years 2001, 2002 and 2003, respectively.

Effective July 12, 1990, the Company entered into an agreement, which was subsequently amended in April 1992, to purchase 100% of the oxygen, nitrogen and argon produced at a facility located at the Company's steel mill which is owned and operated by an independent party. The contract expires in September 2006 and specifies that the Company will pay a base monthly charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in the Producer's Price Index ("PPI"). The annual base charge is approximately $5.1 million.

Effective June 6, 1995, the Company entered into an agreement to purchase 800 tons a day of oxygen from a new plant constructed at the Company's steel mill which is owned and operated by an independent party. The new plant was completed June 20, 1997. The Company pays a monthly facility charge which is adjusted semi-annually each January 1 and July 1 based on an index. The contract continues through July 2012 and includes a minimum annual facility charge of approximately $5.3 million.

Effective June 10, 1997, the Company entered into an agreement to purchase 100% of the oxygen, nitrogen and argon produced at a facility that is owned and operated by an independent party. The contract expires in September 2002 and specifies that the Company will pay a monthly facility charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in PPI. The minimum annual facility charge is approximately $1.0 million.

Effective July 1, 2000, the Company entered into an agreement to purchase 35,000 MMBtu per day of natural gas with provisions to offsell any unusable volumes to offset other agreements with the expiration date of July 1, 2002. The price is adjusted monthly based on the index price as reported by "Inside FERC Gas Market Report." The Company's minimum purchase commitment is approximately $50.2 million for fiscal year 2001.

On September 12, 1997, the Company entered into an agreement to purchase natural gas transportation service for 35,000 decatherms per day commencing October 1, 1998 and continuing through September 30, 2003. The Company's minimum purchase commitment is approximately $1.48 million per year.

The Company has historically purchased iron ore pellets from USX. The Company's pellet agreement with USX expired on December 31, 1999. The Company has begun discussions with USX and other potential vendors regarding a new pellet supply contract and has reached an interim understanding with USX for a short-term supply arrangement. Management believes that the Company will be able to complete a new pellet supply contract with USX or a substitute vendor. However, there can be no assurance that a new contract can be completed or that USX will continue to supply pellets to the Company. If the Company is unable to enter into a new pellet supply contract, the Company's operating results could be adversely affected.

Lease Obligations

The Company leases certain facilities and equipment used in its operations. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The aggregate commitments under non-cancelable operating leases exclude executory lease contracts rejected as part of the Chapter 11 proceedings. The aggregate commitments under non-cancelable operating leases at September 30, 2000, were as follows (dollars in thousands):

           Year Ending September 30,
           -------------------------
                      2001                                  $3,374
                      2002                                     950
                      2003                                     162
                      2004                                       7
                      2005                                       7
                      Thereafter                                86
                                                            ------
                                                            $4,586
                                                            ======


Total rental expense for non-cancelable operating leases was approximately $4.4 million, $8.7 million and $9.2 million for the years ended September 30, 2000, 1999 and 1998, respectively.

Letters of Credit

As of September 30, 2000, the Company had outstanding letters of credit totaling approximately $3.8 million.

Other Matters

In September 2000, Utah OSHA began an audit at the Company's plant, which has been completed. The Company has not received the report, but understands that the inspector will recommend some violations. Utah OSHA is also investigating the death of an employee that occurred in the Blast Furnace area when steel pellets were released into a rail car in which he was working. A final report or citation has not been issued and is not expected until early 2001. Because of the preliminary nature of these proceedings, the likely outcome of these matters cannot be assessed with any certainty.

The Company's union contract expires on April 30, 2001. In late 1999, the Company participated in informal discussions with the union regarding a possible extension of the union contract, but was unable to reach agreement on terms and conditions for such an extension. Several issues could not be resolved at that time in a manner acceptable to the parties. The Company intends to commence formal discussions with the union in advance of the current expiration date of the union contract. There can be no assurance, however, that a new labor agreement satisfactory to the Company can be reached. The Company's operations and future profitability will be adversely affected to the extent that it is unable to reach a new labor agreement with the union on terms and conditions satisfactory to the Company.


7    REDEEMABLE PREFERRED STOCK

In March 1993, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") at a price of $100 per share and related warrants to purchase an aggregate of 1,132,000 shares of Class A common stock. As of September 30, 2000, the Redeemable Preferred Stock consisted of 388,358 shares, no par value, with a liquidation preference of approximately $151 per share. Pursuant to the Redeemable Preferred Stock Agreement, 11,642 shares of Redeemable Preferred Stock have been used by the holders thereof to pay for the exercise of warrants to purchase 233,502 shares of Class A common stock. Upon the expiration of the warrants in March of 2000, the Company reclassified the balance of the warrants to purchase Class A common stock as Class A common stock. The warrants to purchase the Company's Class A common stock were exercisable at $11 per share, subject to adjustment in certain circumstances, and expired in March 2000. Dividends on the Redeemable Preferred Stock accrued at a rate equal to 14% per annum of the liquidation preference and were payable quarterly in cash from funds legally available therefor. Restricted payment limitations under the Senior Notes precluded payment of the quarterly preferred stock dividends beginning with the dividend due June 15, 1996. Unpaid dividends accumulated and accrued additional dividends at a rate of 14% per annum. As of February 1, 1999, the Company discontinued recording dividends on the Redeemable Preferred Stock. Unpaid contractual dividends as of September 30, 2000, were approximately $51.0 million, which is $22.5 million in excess of dividends accrued in the accompanying balance sheet. The Company did not pay dividends on the Redeemable Preferred Stock during the pendency of its Chapter 11 proceeding. Pursuant to the Plan, as discussed in Note 1, the holders of the redeemable preferred stock did not receive any distributions under the Plan and all rights in the redeemable preferred stock were terminated.


8    STOCK OPTIONS

Effective July 20, 1990, the Company's Board of Directors adopted a Key Employee Plan (the "Employee Plan") which was approved by the Company's stockholders in January 1991. The Employee Plan provided that incentive and nonstatutory stock options to purchase Class A common stock and corresponding stock appreciation rights may be granted. The Employee Plan provided for issuance of up to 1,000,000 shares of Class A common stock, with no more than 750,000 shares of Class A common stock cumulatively available upon exercise of incentive stock options.

The Employee Plan Committee (the "Committee"), consisting of outside directors, determined the time or times when each incentive or nonstatutory stock option vested and became exercisable; provided no stock option could be exercisable within six months of the date of grant (except in the event of death or disability) and no incentive stock option could be exercisable after the expiration of ten years from the date of grant. The exercise price of incentive stock options to purchase Class A common stock must be at least the fair market value of the Class A common stock on the date of grant. The exercise price of nonstatutory options to purchase Class A common stock was determined by the Committee.

Effective December 18, 1996, the Company's Board of Directors adopted the Geneva Steel Company 1996 Incentive Plan (the "Incentive Plan") which was approved by the Company's shareholders in February 1997. The Incentive Plan provided that 1,500,000 shares of class A common stock will be available for the grant of options or awards.

The Incentive Plan was administered by a committee consisting of non-employee directors of the Company (the "Committee"). The Committee determined, among other things, the eligible employees, the number of options granted and the purchase price, terms and conditions of each award, provided that the term did not exceed ten years. The per share purchase price could not be less than 80 percent of the fair market value on the date of grant.

The Incentive Plan also provided for the non-discretionary grant of options to non-employee directors ("Director Options"). Each non-employee director who became a director after January 1, 1997 was granted a Director Option of 4,000 shares upon election or appointment. In addition, annually on the first business day on or after January 1 of each calendar year that the Incentive Plan was in effect, all non-employee directors who were members of the Board at the time were granted a Director Option of 2,000 shares; provided, however, that a director was not entitled to receive an annual grant during the year elected or appointed. Director Options were granted at a purchase price equal to the fair market value of the shares on the date of grant. Director Options vested at 40 percent on the second anniversary of the date of grant and an additional 20 percent on the third, fourth and fifth anniversaries of the date of grant, provided that the director remained in service as a director on each date. The Director Options generally had a ten year term.

Stock option activity for the years ended September 30, 2000, 1999 and 1998 consisted of the following:

                                                                       Exercise       Weighted Average
                                                   Number of           Price Per       Exercise Price
                                                    Shares            Share Range         Per Share
                                                   ---------         -------------    ----------------
    Outstanding at September 30, 1997              1,626,663         $ 2.25-10.91         $   4.93
    Granted                                          304,486           2.06- 2.44             2.76
    Canceled                                         (40,010)          2.25- 8.66             7.19
                                                   ---------         -------------        ---------
    Outstanding at September 30, 1998              1,891,139           2.06-10.91             4.54
    Granted                                           10,000                 0.56             0.56
    Canceled                                        (660,166)          2.2 - 7.75             4.30
                                                   ---------         -------------        ---------
    Outstanding at September 30, 1999              1,240,973           0.56-10.91             4.63
    Canceled                                        (141,850)         02.25-10.91             9.50
                                                   ---------         -------------        ---------
    Outstanding at September 30, 2000              1,099,123         $ 0.56- 7.75         $   4.00
                                                   =========         =============        =========


Options to purchase 948,827, 1,003,772 and 1,032,606 shares of Class A common stock were exercisable on September 30, 2000, 1999 and 1998, respectively. There were no options granted during the fiscal year 2000. As of the effective date of the Plan, all rights in the outstanding options were terminated and the Employee Plan and Incentive Plan will have no further force and effect. As of September 30, 2000, 661,776 shares of Class A common stock are available for grant under the plans.

The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation expense for the Company's stock option plans been determined in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based compensation," the Company's net loss and diluted net loss per common share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                                   Year Ended September 30,
                                                        ---------------------------------------------
                                                          2000               1999              1998
                                                        ---------          ---------         --------
       Net loss as reported                             $  (8,971)         $(185,107)        $(18,943)
       Net loss pro forma                                  (8,971)          (185,254)         (19,166)

       Diluted net loss per common share as reported    $    (.58)         $  (11.33)        $  (1.90)
       Diluted net loss per common share pro forma           (.58)            (11.34)           (1.92)


The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for grants in 1999 and 1998, in calculating compensation cost: expected stock price volatility of 89.6% and 71.6% for 1999 and 1998, respectively, an average risk free interest rate of approximately 5.3% and 5.75% for 1999 and 1998, respectively, and expected lives ranging between three years to seven years for 1999 and 1998.

The weighted average fair value of options granted during fiscal years 1999 and 1998 was $0.56 and $2.76 per share, respectively. At September 30, 2000, the 1,099,123 options outstanding had exercise prices between $0.56 and $7.75 per share with a weighted average exercise price of $3.96 and a weighted average remaining contractual life of 5.6 years. 948,827 of these options were exercisable with a weighted average exercise price of $4.17.

Pursuant to the Plan, as discussed in Note 1, all outstanding options to purchase shares of Class A common stock were canceled on January 3, 2001, the effective date of the bankruptcy Plan. As part of the Plan, the Bankruptcy Court approved a management incentive compensation program pursuant to which management was granted options to acquire an aggregate of 5% of the common stock of the new Company, Geneva Steel Holdings Corp., effective January 3, 2001. These options vest 25% immediately and 25% on the first, second and third anniversaries of the date of grant. The options have a term of 10 years from the date in which they vest. The exercise price will be equal to the lower of the initial trading price of the common stock subsequent to the effective date or $15.43 per share.


9    EMPLOYEE BENEFIT PLANS

Union Savings and Pension Plan

The Company has a savings and pension plan which provides benefits for all eligible employees covered by the collective bargaining agreement. This plan is comprised of two qualified plans: (1) a union employee savings 401(k) plan with a cash or deferred compensation arrangement and matching contributions and (2) a noncontributory defined contribution pension plan.

Participants may direct the investment of funds related to their deferred compensation in this plan. The Company matches participants' contributions not to exceed 1% of their compensation. Beginning in December 1998, the Company match has been made in cash. Prior to December 1998, the Company matched participants' contributions to the savings plan in shares of class A common stock. For the pension plan, the Company contributed 5 1/4% of each participant's compensation to this plan for the period May 1, 1999 through September 30, 2000. The Company contributed 5% of each participants' compensation to this plan for the period October 1, 1997 through April 30, 1999. Total contributions by the Company for both plans for the years ended September 30, 2000, 1999 and 1998 were $4.2 million, $2.9 million and $5.1 million, respectively. The participants vest in these contributions at 20% for each year of service until fully vested after five years.

Union Employee Defined Benefit Plan

The Company provides a union employee defined benefit pension plan. The plan covers all of the Company's union employees and is effective January 1, 1999. Benefits under the Plan are determined based upon a flat dollar formula, which is calculated as a flat dollar amount multiplied by the years of credited service with pro rata adjustments for the whole months of credited service. Benefit accounts are reduced by benefits payable to the retiree from the USX pension plan and the Company's other pension plan. The following provides a reconciliation of the change in benefit obligation for fiscal years 2000 and 1999 (dollars in thousands):

                                                           2000               1999
                                                          -------            -------
Benefit obligation at beginning of fiscal year            $11,682            $12,047

    Service cost                                              246                201
    Interest cost                                             962                621
    Actual distributions                                     (532)              (486)
    Actuarial gains                                           827               (701)
                                                          -------            -------

Benefit obligation at end of fiscal year                  $13,185            $11,682
                                                          =======            =======

The following provides a reconciliation for plan assets for the fiscal years 2000 and 1999 (dollars in thousands):

                                                           2000               1999
                                                          -------            -------
Fair value of plan assets at beginning of fiscal year     $   116            $    --

    Company contributions                                   2,475                600
    Benefits paid from plan assets                           (532)              (486)
    Actual return on plan assets                              (73)                 2
                                                          -------            -------

Fair value of plan assets at end of fiscal year           $ 1,986            $   116
                                                          =======            =======


The following provides the funded status of the plan as of September 30, 2000 and 1999 (dollars in thousands):

                                                           2000               1999
                                                         --------           --------
    Funded status                                        $(11,199)          $(11,566)
    Unrecognized prior service cost                        10,617             11,434
    Unrecognized net actuarial loss                           260               (703)
                                                         --------           --------
    Preliminary accrued benefit liability                    (322)              (835)
                                                         --------           --------
    Additional liability                                  (10,877)           (16,731)
                                                         --------           --------

Funded Status of plan at the end of fiscal year          $ 11,199           $ 11,566
                                                         ========           ========


Net periodic pension cost includes the following components for the years ended September 30, 2000 and 1999 (dollars in thousands):

    Service cost                                         $    246           $    201
    Interest cost                                             962                621
    Amortization of prior service cost                        817                613
    Expected return on plan assets                            (63)                --
                                                         --------           --------
                                                         $  1,962           $  1,435
                                                         ========           ========


The assumptions as of September 30, 2000 and 1999 are as follows:

                                                           2000               1999
                                                         --------           --------
    Discount rate                                            8.00%              8.00%
    Long-term rate of return on plan assets                  8.00%              8.00%
    Rate of compensation increase                            3.00%              3.00%


Defined Contribution Union Employee Post-Retirement Medical Plan

Effective March 1, 1995, the Company established a defined contribution Union employee post-retirement medical plan pursuant to a collective bargaining agreement. The plan is for the benefit of eligible retirees. The Plan is funded by Company contributions to a voluntary Employee Beneficiary Association Trust. Company contributions to the plan are $.25 from April 1, 2000 through September 30, 2000, $.20 from April 1, 1999 through March 31, 2000, $.15 from April 1,
1998 through March 31, 1999 and $.10 prior to May 1, 1998 for each hour of work performed by employees covered by the collective bargaining agreement. In addition, union employees provided a contribution to the plan based on a reduction from their performance dividend plan payment until April 30, 1998. Beginning in February 2000, the plan provides retiree medical benefits subject to a cost sharing arrangement with eligible retirees. The benefit cost sharing arrangement amount is determined annually based on number of participants, available funds in the trust and cost of the medical insurance.

Management Employee Savings and Pension Plan

The Company has a savings and pension plan which provides benefits for all eligible employees not covered by the collective bargaining agreement. This plan is comprised of two qualified plans: (1) a management employee savings 401(k) plan with a cash or deferred compensation arrangement and discretionary matching contributions and (2) a noncontributory defined contribution pension plan.

Participants may direct the investment of funds related to their deferred compensation in this plan. The employee savings plan provides for discretionary matching contributions as determined each plan year by the Company's Board of Directors. The Board of Directors elected to match participants' contributions to the employee savings plan up to 4% of their compensation. Beginning in December 1998, the Company began matching participants' contributions in cash. Prior to December 1998, the Company matched participants' contributions to the savings plan in shares of Class A common stock. For the pension plan, the Company contributed 5 1/4% of each participant's compensation to this plan for the period May 1, 1999 through September 30, 2000. The Company contributed 5% of each participants compensation to this plan for the period October 1, 1997 through April 30, 1999. During the years ended September 30, 2000, 1999 and 1998, total contributions by the Company were $1.4 million, $1.4 million and $1.9 million, respectively. The participants vest in the Company's contributions at 20% for each year of service until fully vested after five years.

Profit Sharing and Bonus Programs

The Company has a profit sharing program for full-time union eligible employees. Participants receive payments based upon operating income reduced by an amount equal to a portion of the Company's capital expenditures. No profit sharing was accrued or paid in the years ended September 30, 2000, 1999 and 1998.

The Company also has implemented a performance dividend plan designed to reward employees for increased shipments. As shipments increase above an annualized rate of 1.5 million tons, compensation under this plan increases. Payments made under the performance dividend plan are deducted from any profit sharing obligations to the extent such obligations exceed the performance dividend plan payments in any given fiscal year. During the years ended September 30, 2000, 1999 and 1998, performance dividend plan expenses were $5.3 million, $0.7 million and $8.5 million, respectively.

Supplemental Executive Plans

The Company maintains insurance and retirement agreements with certain of the management employees and executive officers. Pursuant to the insurance agreements, the Company pays the annual premiums and receives certain policy proceeds upon the death of the retired management employee or executive officer. Pursuant to the retirement agreements, the Company provides for the payment of supplemental benefits to certain management employees and executive officers upon retirement.

10   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected quarterly financial information for the years ended September 30, 2000 and 1999 is as follows (dollars in thousands, except per share amounts):

2000 Quarters                                            First        Second        Third         Fourth
                                                       --------      --------      --------      --------
Net sales                                              $126,167      $149,724      $153,939      $134,400
Gross margin                                               (694)        5,563         6,157        (7,244)
Net income (loss)                                         1,761        (1,666)          492        (9,558)
Net income (loss) applicable to common shares             1,574        (1,854)          302        (9,749)
Basic and diluted net income (loss) per common share       0.09         (0.11)         0.02         (0.58)


2000 Quarters                                            First        Second        Third         Fourth
                                                       --------      --------      --------      --------
Net sales                                             $  78,699     $  59,345     $  87,000     $  89,682
Gross margin                                            (29,538)      (31,559)      (21,535)      (24,454)
Net loss                                                (49,818)      (42,279)      (29,491)      (63,519)
Net loss applicable to common shares                    (53,008)      (43,545)      (29,677)      (63,706)
Basic and diluted net loss per common share               (3.30)        (2.68)        (1.76)        (3.78)